MANAGEMENT’S
DISCUSSION AND ANALYSIS

FISCAL YEAR 2017

November 8, 2017

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2017 and 2016. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this MD&A and in other public disclosure documents filed with the Canadian securities regulatory authorities (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	1

Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company's operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•
Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of our day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, investors are afforded greater transparency in assessing the true operational performance of the Company, and that it also provides better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•
Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3 of the present document.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our Company's strategy.

•
Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection and healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	2

Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors for the same reasons.

•
Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters' average equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters' average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting segments
The Company's operations are managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States of America (U.S.); Nordics; Canada; France (including Luxembourg and Morocco) (France); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific). Please refer to sections 3.4, 3.6, 5.3 and 5.4 of the present document and to note 28 of our audited consolidated financial statements for additional information on our segments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	3

MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	8

2. Highlights and Key Performance Measures	A summary of key highlights during the year, the past three years' key performance measures, and CGI’s stock performance.

	2.1. Fiscal 2017 Year-Over-Year Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	10
	2.3. Stock Performance	11
	2.4. Investments in Subsidiaries	12
	2.5. Subsequent Event	13

3. Financial Review
A discussion of year-over-year changes to financial results between the years ended September 30, 2017 and 2016, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	14
	3.2. Foreign Exchange	15
	3.3. Revenue Distribution	16
	3.4. Revenue by Segment	17
	3.5. Operating Expenses	19
	3.6. Adjusted EBIT by Segment	20
	3.7. Earnings Before Income Taxes	21
	3.8. Net Earnings and Earnings Per Share	23

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	4

Section	Contents	Pages

4. Liquidity
A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization ratio, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	25
	4.2. Capital Resources	28
	4.3. Contractual Obligations	29
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Capital Resources and Liquidity	30
	4.6. Off-Balance Sheet Financing and Guarantees	30
	4.7. Capability to Deliver Results	31

5. Fourth Quarter Results
A discussion of year-over-year changes to the unaudited operating results between the three months ended September 30, 2017 and 2016, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating, investing and financing activities.

	5.1. Bookings and Book-to-Bill Ratio	32
	5.2. Foreign Exchange	33
	5.3. Revenue by Segment	34
	5.4. Adjusted EBIT by Segment	37
	5.5. Net Earnings and Earnings Per Share	39
	5.6. Consolidated Statements of Cash Flows	41

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	43

7. Changes in Accounting Policies	A summary of the future accounting standard changes.	45

8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	47

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	50

10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	51
	10.2. Legal Proceedings	57

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	5

1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest independent Information Technology (IT) and business consulting services firms in the world. CGI delivers an end-to-end portfolio of capabilities, including high-end IT and business consulting, systems integration, and outsourcing. CGI’s Intellectual Property (IP) solutions, combined with in-depth industry expertise, a unique client proximity and best-fit global delivery network enable CGI to partner with clients around the world to accelerate results, transform their organizations, and drive competitive advantage. The Company employs approximately 71,000 professionals worldwide.
End-to-end services and solutions
CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•
High-end IT and business consulting and systems integration: CGI helps clients create their digital strategy and roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

•
Outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver innovation, significant efficiency improvements, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years, allowing our clients to reinvest savings, further driving investments in their digital transformations.

Deep industry expertise
CGI has long standing and focused practices in all of our core industries, providing clients with a partner that is not only an expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in consumer and citizen expectations and market dynamics and, in the process, allows us to evolve the services and solutions we deliver within those industries.
Our targeted industries include: government, financial services, health, utilities, communications, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; financial services; health; communications & utilities; and manufacturing, retail & distribution (MRD).
As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer-centric digital organizations.
Digital IP solutions
CGI’s comprehensive portfolio of IP solutions supports our clients’ mission-critical business functions and accelerates their digital transformation. We offer more than 150 IP-based solutions for the industries we serve, as well as cross-industry solutions. These solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies such as Software as a Service.
Applied innovation
CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. Through our day-to-day project engagements as well as global programs and investments, CGI partners with clients to deliver practical innovations that are replicable, scalable, and deliver measurable results. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster with reduced risk and enduring results.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	6

Quality processes
CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.
1.2. VISION AND STRATEGY
CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”
In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):
Pillar 1: Smaller contract wins, renewals and extensions
Pillar 2: Large, long-term outsourcing contracts
Pillar 3: Small firm or niche player acquisitions
Pillar 4: Large, transformational acquisitions
The first two pillars relate to driving profitable organic growth through the pursuit of contracts - both large and small - with new and existing clients in our targeted industries.
The last two pillars focus on growth through niche and large acquisitions. We identify niche acquisitions through a strategic qualification process that systematically searches for targets to strengthen our local proximity in metro markets, our industry expertise and enhance our services and solutions. We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large outsourcing contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry.
Executing our strategy
CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

•
Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI professionals speak our clients' language, understand their business environment, and collaborate to meet their goals and advance their business.

•
Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

•
Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and technology expertise, particularly in high-demand areas, such as agile services, DevOps, artificial intelligence and robotics, cloud, cybersecurity, blockchain, data analytics and the Internet of Things. In addition, more than 80% of CGI professionals are also shareholders, providing an added level of commitment to the success of our clients.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	7

•
Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

1.3. COMPETITIVE ENVIRONMENT
In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now recognized as a driver of business transformation. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We’re working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.
As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

•	Depth and breadth of industry and technology expertise;

•	Consistent, on-time, within-budget delivery everywhere the client operates;

•	Total cost of services and value delivered;

•	Breadth of digital IP solutions;

•	Ability to deliver practical innovation for measurable results;

•	Global, nearshore and onshore delivery network options; and

•	Local presence and strength of client relationships.
CGI compares very favourably with the competition with respect to all of these factors. We’re not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. As the market dynamics and industry trends continue to increase demand for enterprise solutions from global, end-to-end IT and business consulting services firms, CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise needs.

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2.	Highlights and Key Performance Measures

2.1. FISCAL 2017 YEAR-OVER-YEAR HIGHLIGHTS

•	Revenue of $10.8 billion, up 1.5%, or 4.3% in constant currency;

•	Adjusted EBIT of $1,586.6 million, up $26.3 million;

•	Adjusted EBIT margin of 14.6%, stable;

•	Net earnings of $1,035.2 million, down $33.5 million;

•	Net earnings excluding specific items[1] of $1,107.0 million, up $25.5 million;

•	Net earnings margin of 9.5%, down 50 basis points;

•	Net earnings margin excluding specific items[1] of 10.2%, up 10 basis points;

•	Diluted EPS of $3.41, down 0.3%;

•	Diluted EPS excluding specific items[1] of $3.65, up 5.5%;

•	Bookings of $11.3 billion, or 104% of revenue;

•	Backlog of $20.8 billion, down $80.5 million; and,

•	Cash provided by operating activities of $1,358.6, or 12.5% of revenue.

[1]	Specific items include the acquisition-related and integration costs, restructuring costs, both net of tax, which are discussed in sections 3.7.1. and 3.7.2. of the present document.

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2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2017	2016	2015	Change 2017 / 2016	Change 2016 / 2015
In millions of CAD unless otherwise noted
Growth
Revenue	10,845.1	10,683.3	10,287.1	161.8	396.2
Year-over-year revenue growth	1.5%	3.9%	(2.0%)	(2.4%)	5.9%
Constant currency year-over-year revenue growth	4.3%	0.2%	(4.0%)	4.1%	4.2%
Backlog	20,813	20,893	20,711	(80)	182
Bookings	11,284	11,731	11,640	(447)	91
Book-to-bill ratio	104.1%	109.8%	113.2%	(5.7%)	(3.4%)
Profitability
Adjusted EBIT	1,586.6	1,560.3	1,457.3	26.3	103.0
Adjusted EBIT margin	14.6%	14.6%	14.2%	—%	0.4%
Net earnings	1,035.2	1,068.7	977.6	(33.5)	91.1
Net earnings margin	9.5%	10.0%	9.5%	(0.5)%	0.5%
Diluted EPS (in dollars)	3.41	3.42	3.04	(0.01)	0.38
Net earnings excluding specific items	1,107.0	1,081.5	1,005.1	25.5	76.4
Net earnings margin excluding specific items	10.2%	10.1%	9.8%	0.1%	0.3%
Diluted EPS excluding specific items (in dollars)	3.65	3.46	3.13	0.19	0.33
Liquidity
Cash provided by operating activities	1,358.6	1,333.1	1,289.3	25.5	43.8
As a % of revenue	12.5%	12.5%	12.5%	—%	—%
Days sales outstanding	47	44	44	3	—
Capital structure
Net debt	1,749.4	1,333.3	1,779.6	416.1	(446.3)
Net debt to capitalization ratio	21.5%	15.8%	21.7%	5.7%	(5.9)%
Return on equity	16.1%	17.2%	17.7%	(1.1)%	(0.5)%
Return on invested capital	13.7%	14.2%	14.1%	(0.5)%	0.1%
Balance sheet
Cash and cash equivalents, and short-term investments	165.9	596.5	305.3	(430.6)	291.2
Total assets	11,396.2	11,693.3	11,787.3	(297.1)	(94.0)
Long-term financial liabilities[1]	1,821.9	1,765.4	1,896.4	56.5	(131.0)

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	10

2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
0
1
2
3
4
5
6
7
8
9
54.00
58.00
62.00
66.00
70.00
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Daily Trade Volume
Closing Price

2.3.1. Fiscal 2017 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)
Open:	62.14	Open:	47.28
High:	69.22	High:	53.65
Low:	60.61	Low:	45.73
Close:	64.70	Close:	51.87
CDN average daily trading volumes[1]:	928,613	NYSE average daily trading volumes:	176,297
1     Includes the average daily volumes of both the TSX and alternative trading systems.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	11

2.3.2. Normal Course Issuer Bid (NCIB)
On February 1, 2017, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of CGI's NCIB which allows for the purchase for cancellation of up to 21,190,564 Class A subordinate voting shares, representing 10% of the Company’s public float as of the close of business on January 25, 2017. Class A subordinate voting shares may be purchased for cancellation under the current NCIB commenced on February 6, 2017 until the earlier of February 5, 2018 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.
During fiscal 2017, the Company purchased for cancellation 19,929,268 Class A subordinate voting shares for approximately $1,246.7 million at an average price of $62.55 under the previous and current NCIB. The purchased shares included 4,854,368 Class A subordinate voting shares purchased for cancellation from Caisse de dépôt et de placement du Québec (CDPQ) for cash consideration of $300.0 million. In accordance with the Toronto stock exchange rules, this purchase is considered in the annual aggregate limit that the Company is entitled to purchase for cancellation under the current NCIB. As at September 30, 2017, all of these Class A subordinate voting shares were cancelled and paid.
As at September 30, 2017, the Company could purchase up to 7,358,996 Class A subordinate voting shares for cancellation, under the current NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at November 3, 2017:

Capital Stock and Options Outstanding	As at November 3, 2017
Class A subordinate voting shares	254,370,913
Class B multiple voting shares	32,852,748
Options to purchase Class A subordinate voting shares	14,897,339

2.4 INVESTMENTS IN SUBSIDIARIES
During the year ended September 30, 2017, the Company wholly acquired four consulting companies:
•On November 3, 2016, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts;
•On April 19, 2017, the Company acquired all outstanding shares of Computer Technology Solutions, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Birmingham, Alabama;
•On May 12, 2017, the Company acquired all outstanding shares of eCommerce Systems, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Denver, Colorado; and,
•On August 22, 2017, the Company acquired all outstanding shares of Summa Technologies, Inc., a high-end IT consulting company with expertise in digital experience and agile software development, headquartered in Pittsburgh, Pennsylvania.
These companies increase CGI's workforce by approximately 1,000 professionals and, together, generate annual revenues of approximately US$182 million. These companies were acquired for a total purchase price of $307.1 million (US$230.2 million).
These acquisitions will complement CGI's proximity model and further strengthen the Company's global capabilities across several in-demand digital transformation areas. Please refer to note 26 of our audited consolidated financial statements for additional information on our investments in subsidiaries.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	12

2.5 SUBSEQUENT EVENT
On October 6, 2017, the Company acquired 94.8% of the outstanding shares of Affecto Plc (Affecto), a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland for a total purchase price of $137.4 million (€93.4 million). This acquisition adds more than 1,000 professionals and annualized revenues of approximately €110 million to the Company. On October 10, 2017, the Company submitted an application to initiate statutory squeeze-out proceedings in order to complete the redemption of the shares held by the remaining shareholders of Affecto.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	13

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the year ended September 30, 2017 were $11.3 billion representing a book-to-bill ratio of 104.1%. The breakdown of the new bookings signed during the year is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and	58%	A.	System integration and		A.	U.S.	34%	A.	Government	36%
	renewals			consulting	52%	B.	Nordics	15%	B.	MRD	24%
						C.	France	15%	C.	Financial Services	21%
B.	New business	42%	B.	Management of IT and		D.	Canada	14%	D.	Communications
				business functions	48%	E.	ECS	11%		& utilities	13%
						F.	U.K.	10%	E.	Health	6%
						G.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2017	Book-to-bill ratio for the year ended September 30, 2017

Total CGI	11,284,444	104.1%

U.S.	3,862,364	123.8%
Nordics	1,723,831	103.4%
Canada	1,627,079	92.9%
France	1,668,325	104.6%
U.K.	1,131,449	79.9%
ECS	1,175,816	100.7%
Asia Pacific	95,580	74.1%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	14

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Closing foreign exchange rates

As at September 30,	2017	2016	Change
U.S. dollar	1.2509	1.3121	(4.7%)
Euro	1.4782	1.4747	0.2%
Indian rupee	0.0192	0.0197	(2.5%)
British pound	1.6770	1.7076	(1.8%)
Swedish krona	0.1534	0.1531	0.2%
Australian dollar	0.9809	1.0061	(2.5%)
Average foreign exchange rates

For the years ended September 30,	2017	2016	Change
U.S. dollar	1.3140	1.3255	(0.9%)
Euro	1.4511	1.4722	(1.4%)
Indian rupee	0.0200	0.0198	1.0%
British pound	1.6650	1.8876	(11.8%)
Swedish krona	0.1507	0.1574	(4.3%)
Australian dollar	1.0013	0.9760	2.6%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	15

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the year:

Service Type					Client Geography			Vertical Market

A.	Management of IT and business functions			53%	A.	U.S.	29%	A.	Government	33%
	1.	IT services	43%		B.	Canada	16%	B.	MRD	23%
	2.	Business process services	10%		C.	France	14%	C.	Financial services	22%
					D.	U.K.	13%	D.	Communications & utilities	15%
B.	System integration and consulting			47%	E.	Sweden	7%	E.	Health	7%
					F.	Finland	6%
					G.	Rest of the world	15%
3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.0% of our revenue for fiscal 2017 as compared to 13.2% in fiscal 2016.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	16

3.4. REVENUE BY SEGMENT
Our seven segments are reported based on where the client's work is delivered from - our geographic delivery model.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2017 and fiscal 2016. The fiscal 2016 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,845,066	10,683,264	161,802	1.5%
Variation prior to foreign currency impact	4.3%
Foreign currency impact	(2.8%)
Variation over previous period	1.5%

U.S.
Revenue prior to foreign currency impact	3,057,628	2,878,661	178,967	6.2%
Foreign currency impact	(29,273)
U.S. revenue	3,028,355	2,878,661	149,694	5.2%

Nordics
Revenue prior to foreign currency impact	1,625,526	1,651,322	(25,796)	(1.6%)
Foreign currency impact	(47,643)
Nordics revenue	1,577,883	1,651,322	(73,439)	(4.4%)

Canada
Revenue prior to foreign currency impact	1,606,252	1,536,331	69,921	4.6%
Foreign currency impact	(752)
Canada revenue	1,605,500	1,536,331	69,169	4.5%

France
Revenue prior to foreign currency impact	1,585,155	1,444,966	140,189	9.7%
Foreign currency impact	(25,286)
France revenue	1,559,869	1,444,966	114,903	8.0%

U.K.
Revenue prior to foreign currency impact	1,464,181	1,431,739	32,442	2.3%
Foreign currency impact	(177,481)
U.K. revenue	1,286,700	1,431,739	(145,039)	(10.1%)

ECS
Revenue prior to foreign currency impact	1,206,541	1,198,854	7,687	0.6%
Foreign currency impact	(12,132)
ECS revenue	1,194,409	1,198,854	(4,445)	(0.4%)

Asia Pacific
Revenue prior to foreign currency impact	593,131	541,391	51,740	9.6%
Foreign currency impact	(781)
Asia Pacific revenue	592,350	541,391	50,959	9.4%
For the year ended September 30, 2017, revenue was $10,845.1 million, an increase of $161.8 million, or 1.5% over the same period last year. On a constant currency basis, revenue increased by 4.3%. Foreign currency rate fluctuations unfavourably impacted our revenue by $293.3 million or 2.8%. The increase in revenue was primarily due to the improving market demand for our services and solutions translating to higher work volumes and new business across most segments, as well as recent business acquisitions.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	17

3.4.1. U.S.
For the year ended September 30, 2017, revenue in our U.S. segment was $3,028.4 million, an increase of $149.7 million or 5.2% over the same period last year. On a constant currency basis, revenue increased by $179.0 million or 6.2%. The increase was driven by revenue associated with recent business acquisitions, growth in the US Federal market and an increase in IP services and solutions revenue. This was partly offset by lower work volumes in the state and local government market, in part due to the successful completion of a large program.
On a client geographic basis, the top two U.S. vertical markets were government and financial services, generating revenues of approximately $2,357 million for the year ended September 30, 2017.
3.4.2. Nordics
For the year ended September 30, 2017, revenue in our Nordics segment was $1,577.9 million, a decrease of $73.4 million or 4.4% over the same period last year. On a constant currency basis, revenue decreased by $25.8 million or 1.6%. The change in revenue was mainly due to the expiration of certain infrastructure outsourcing contracts and decreased work volume in Denmark. This was partly offset by growth primarily within the financial services vertical market in Finland.
On a client geographic basis, the top two Nordics vertical markets were MRD and government, generating revenues of approximately $1,064 million for the year ended September 30, 2017.
3.4.3. Canada
For the year ended September 30, 2017, revenue in our Canada segment was $1,605.5 million, an increase of $69.2 million or 4.5% compared to the same period last year. The increase in revenue was mainly the result of an increase in new and existing business primarily within the financial services and government vertical markets, as well as the ramping up of new outsourcing contracts in the MRD vertical market. This was partly offset by the expiration of certain infrastructure outsourcing contracts and the increased use of our offshore global delivery centers in Asia Pacific.
On a client geographic basis, the top two Canada vertical markets were financial services and communication & utilities, generating revenues of approximately $1,073 million for the year ended September 30, 2017.
3.4.4. France
For the year ended September 30, 2017, revenue in our France segment was $1,559.9 million, an increase of $114.9 million or 8.0% over the same period last year. On a constant currency basis, revenue increased by $140.2 million or 9.7%. The increase in revenue was mainly due to the increase in new and existing business within the MRD vertical market, the increased work volume within the government and financial services vertical markets and, to a lesser extent, a prior year's business acquisition.
On a client geographic basis, the top two France vertical markets were MRD and financial services, generating revenues of approximately $1,038 million for the year ended September 30, 2017.
3.4.5. U.K.
For the year ended September 30, 2017, revenue in our U.K. segment was $1,286.7 million, a decrease of $145.0 million or 10.1% over the same period last year. On a constant currency basis, revenue increased by $32.4 million or 2.3%. The increase in revenue was mainly due to growth in the government and communication & utilities vertical markets as well as the favourable renegotiation of a loss making contract in Q1 2017. This was partly offset by projects completed in fiscal 2017 and the favourable impact of the sale of additional equipment in Q4 2016.
On a client geographic basis, the top two U.K. vertical markets were government and communication & utilities, generating revenues of approximately $986 million for the year ended September 30, 2017.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	18

3.4.6. ECS
For the year ended September 30, 2017, revenue in our ECS segment was $1,194.4 million, a decrease of $4.4 million or 0.4% over the same period last year. On a constant currency basis, revenue increased by $7.7 million or 0.6%. The increase in revenue was mainly due to increased work volume across all geographies, with the exception of the Netherlands, partly offset by the wind-down of the majority of our operations in South America.
On a client geographic basis, the top two ECS vertical markets were MRD and communication & utilities, generating revenues of approximately $746 million for the year ended September 30, 2017.
3.4.7. Asia Pacific
For the year ended September 30, 2017, revenue in our Asia Pacific segment was $592.4 million, an increase of $51.0 million or 9.4% over the same period last year. On a constant currency basis, revenue increased by $51.7 million or 9.6%. The increase in revenue was due to continued demand for our offshore delivery centers.
On a client geographic basis, the top two Asia Pacific vertical markets were communication & utilities and MRD, generating revenues of approximately $83 million for the year ended September 30, 2017.
3.5. OPERATING EXPENSES

For the years ended September 30,		% of		% of	Change
	2017	Revenue	2016	Revenue	$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	9,257,659	85.4%	9,120,929	85.4%	136,730	1.5%
Foreign exchange loss	784	0.0%	2,024	0.0%	(1,240)	(61.3%)
3.5.1. Costs of Services, Selling and Administrative
For the year ended September 30, 2017, costs of services, selling and administrative expenses amounted to $9,257.7 million, an increase of $136.7 million over the same period last year. As a percentage of revenue, cost of services, and our selling and administrative expenses were both stable when compared to the same period last year.
During the year ended September 30, 2017 the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $270.3 million substantially offsetting the unfavourable translation impact of $293.3 million on our revenue.
3.5.2. Foreign Exchange Loss
During the year ended September 30, 2017, CGI incurred $0.8 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible, to exchange rate fluctuations.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	19

3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentages
U.S.	495,774	486,295	9,479	1.9%
As a percentage of U.S. revenue	16.4%	16.9%

Nordics	179,989	186,742	(6,753)	(3.6%)
As a percentage of Nordics revenue	11.4%	11.3%

Canada	343,856	345,483	(1,627)	(0.5%)
As a percentage of Canada revenue	21.4%	22.5%

France	193,075	174,685	18,390	10.5%
As a percentage of France revenue	12.4%	12.1%

U.K.	152,185	154,262	(2,077)	(1.3%)
As a percentage of U.K. revenue	11.8%	10.8%

ECS	98,981	114,256	(15,275)	(13.4%)
As a percentage of ECS revenue	8.3%	9.5%

Asia Pacific	122,763	98,588	24,175	24.5%
As a percentage of Asia Pacific revenue	20.7%	18.2%
Adjusted EBIT	1,586,623	1,560,311	26,312	1.7%
Adjusted EBIT margin	14.6%	14.6%
For the year ended September 30, 2017, adjusted EBIT margin remained stable at 14.6% as compared to the same period last year.
3.6.1. U.S.
For the year ended September 30, 2017, adjusted EBIT in the U.S. segment was $495.8 million, an increase of $9.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 16.4% from 16.9%. The change in adjusted EBIT margin was mainly the result of a positive impact from additional research and development tax credits in fiscal 2016, partly compensated by an improved mix of IP services and solution revenue and higher utilization.
3.6.2. Nordics
For the year ended September 30, 2017, adjusted EBIT in the Nordics segment was $180.0 million, a decrease of $6.8 million when compared to the same period last year. Adjusted EBIT margin increased to 11.4% from 11.3% as a decrease in amortization of client relationships and the improved cost structure in Norway were offset by certain project challenges in Denmark and the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts.
3.6.3. Canada
For the year ended September 30, 2017, adjusted EBIT in the Canada segment was $343.9 million, a decrease of $1.6 million when compared to the same period last year, while the adjusted EBIT margin decreased to 21.4% from 22.5% last year. The change in adjusted EBIT margin was mainly driven by the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts, combined with the costs associated to ramping up of new outsourcing contracts.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	20

3.6.4. France
For the year ended September 30, 2017, adjusted EBIT in the France segment was $193.1 million, an increase of $18.4 million when compared to the same period last year. Adjusted EBIT margin increased to 12.4% from 12.1% mainly due to an overall increase in new and existing business and improved utilization rates.
3.6.5. U.K.
For the year ended September 30, 2017, adjusted EBIT in the U.K. segment was $152.2 million, a decrease of $2.1 million when compared to the same period last year. Adjusted EBIT margin increased to 11.8% from 10.8%. The increase in adjusted EBIT margin was mainly the result of an improved cost structure and from a provision taken on a client contract in Q4 2016.
3.6.6. ECS
For the year ended September 30, 2017, adjusted EBIT in the ECS segment was $99.0 million, a decrease of $15.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 8.3% from 9.5% last year. The change in adjusted EBIT margin was mainly due to lower work volume and projects completed in the Netherlands, which impacted our utilization.
3.6.7. Asia Pacific
For the year ended September 30, 2017, adjusted EBIT in the Asia Pacific segment was $122.8 million an increase of $24.2 million when compared to the same period last year. Adjusted EBIT margin increased to 20.7% from 18.2% mainly due to increased scale and productivity improvements in our Asian global delivery centers and improved utilization in Australia.
3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

					Change
For the years ended September 30,	2017	% of Revenue	2016	% of Revenue	$	%
In thousands of CAD except for percentages
Adjusted EBIT	1,586,623	14.6%	1,560,311	14.6%	26,312	1.7%
Minus the following items:
Acquisition-related and integration costs	10,306	0.1%	—	—	10,306	—
Restructuring costs	88,628	0.8%	29,100	0.3%	59,528	204.6%
Net finance costs	69,792	0.6%	78,426	0.7%	(8,634)	(11.0%)
Earnings before income taxes	1,417,897	13.1%	1,452,785	13.6%	(34,888)	(2.4)%
3.7.1. Acquisition-Related and Integration Costs
For the year ended September 30, 2017, the Company incurred $10.3 million of acquisition-related and integration costs, pertaining to the integration of our recent acquisitions' operations to the CGI operating model. These costs are mainly related to the termination of certain employees, as well as leases for premises which the Company vacated.
3.7.2. Restructuring Costs
In fiscal 2016, we completed the previously announced restructuring program for productivity improvement initiatives and incurred $29.1 million of restructuring costs for a total expense of $65.0 million over the entire program.
On August 2, 2017, the Company announced it will incur approximately $165.0 million of restructuring costs over the next year to compress the timeline of implementing certain elements of its profitable growth strategy.  The initiative is expected to yield benefits throughout fiscal 2018. A total amount of $88.6 million was expensed during Q4 2017 and the remaining amount

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	21

is expected to be expensed in fiscal 2018. Please refer to note 24 of our audited consolidated financial statements for additional information on our restructuring costs.
3.7.3. Net Finance Costs
Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2017 was mainly the result of the debt repayments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	22

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	1,417,897	1,452,785	(34,888)	(2.4%)
Income tax expense	382,702	384,069	(1,367)	(0.4%)
Effective tax rate	27.0%	26.4%
Net earnings	1,035,195	1,068,716	(33,521)	(3.1%)
Net earnings margin	9.5%	10.0%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	297,516,970	304,808,130		(2.4%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	303,293,485	312,773,156		(3.0%)

Earnings per share (in dollars)
Basic	3.48	3.51	(0.03)	(0.9%)
Diluted	3.41	3.42	(0.01)	(0.3%)
3.8.1. Income Tax Expense
For the year ended September 30, 2017, the income tax expense was $382.7 million compared to $384.1 million over the same period last year, while our effective tax rate increased to 27.0% from 26.4%. The increase in income tax rate was mainly due to tax adjustments for a net favourable amount of $8.5 million in fiscal 2016 from the U.K. When excluding these tax adjustments and the tax effects from restructuring costs incurred, the income tax rate would have been 27.0% for the year ended September 30, 2016 as presented in the table in section 3.8.3.
Based on the enacted rates at the end of fiscal 2017 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 29.0% in subsequent periods.
3.8.2. Weighted Average Number of Shares
For fiscal 2017, CGI’s basic and diluted weighted average number of shares decreased compared to fiscal 2016 due to the impact of the purchase for cancellation of Class A subordinate voting shares, partly offset by the grants and the exercise of stock options.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	23

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs, restructuring costs, and tax adjustments:

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages and shares data
Earnings before income taxes	1,417,897	1,452,785	(34,888)	(2.4%)
Add back:
Acquisition-related and integration costs	10,306	—	10,306	—
Restructuring costs	88,628	29,100	59,528	204.6%
Earnings before income taxes excluding specific items	1,516,831	1,481,885	34,946	2.4%
Margin	14.0%	13.9%

Income tax expense	382,702	384,069	(1,367)	(0.4%)
Add back:
Tax deduction on acquisition-related and integration costs	3,849	—	3,849	—
Tax deduction on restructuring costs	23,292	7,858	15,434	196.4%
Tax adjustments	—	8,500	(8,500)	(100.0%)
Income tax expense excluding specific items	409,843	400,427	9,416	2.4%
Effective tax rate excluding specific items	27.0%	27.0%

Net earnings excluding specific items	1,106,988	1,081,458	25,530	2.4%
Net earnings excluding specific items margin	10.2%	10.1%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	297,516,970	304,808,130		(2.4%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	303,293,485	312,773,156		(3.0%)

Earnings per share excluding specific items (in dollars)
Basic	3.72	3.55	0.17	4.8%
Diluted	3.65	3.46	0.19	5.5%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	24

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at September 30, 2017, cash and cash equivalents were $165.9 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2017 and 2016.

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Cash provided by operating activities	1,358,552	1,333,074	25,478
Cash used in investing activities	(592,256)	(382,731)	(209,525)
Cash used in financing activities	(1,182,986)	(666,304)	(516,682)
Effect of foreign exchange rate changes on cash and cash equivalents	(13,967)	7,228	(21,195)
Net (decrease) increase in cash and cash equivalents	(430,657)	291,267	(721,924)
4.1.1. Cash Provided by Operating Activities
For the year ended September 30, 2017, cash provided by operating activities was $1,358.6 million or 12.5% of revenue as compared to $1,333.1 million or 12.5% for the same period last year.
The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Net earnings	1,035,195	1,068,716	(33,521)
Amortization and depreciation	377,204	400,060	(22,856)
Other adjustments[1]	92,238	132,171	(39,933)
Cash flow from operating activities before net change in non-cash working capital items	1,504,637	1,600,947	(96,310)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(185,501)	(134,632)	(50,869)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	11,353	(115,853)	127,206
Other[2]	28,063	(17,388)	45,451
Net change in non-cash working capital items	(146,085)	(267,873)	121,788
Cash provided by operating activities	1,358,552	1,333,074	25,478

[1]	Comprised of deferred income taxes, foreign exchange gain and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
For the year ended September 30, 2017, the net $146.1 million of cash used in non-cash working capital items is primarily explained by the increase in our DSO from 44 days in 2016 to 47 days in 2017, the impact of the Company's revenue growth on accounts receivable and the increase in other receivables mainly due to the net increase of U.S. research & development tax credits, partially offset by an increase of income tax liabilities. The Company maintains a target DSO of 45 days.
The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

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4.1.2. Cash Used in Investing Activities
For the year ended September 30, 2017, $592.3 million was used in investing activities while $382.7 million was used in the prior year.
The following table provides a summary of the generation and use of cash from investing activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Business acquisitions	(283,061)	(38,442)	(244,619)
Proceeds from sale of property, plant & equipment	3,317	10,254	(6,937)
Purchase of property, plant and equipment	(112,667)	(165,516)	52,849
Additions to contract costs	(95,676)	(103,156)	7,480
Additions to intangible assets	(106,267)	(100,963)	(5,304)
Net proceeds from sale of long-term investments	2,098	14,928	(12,830)
Payments received from long-term receivables	—	164	(164)
Cash used in investing activities	(592,256)	(382,731)	(209,525)
The increase of $209.5 million in cash used in investing activities during the year ended September 30, 2017 was mainly due to business acquisitions in the U.S. Furthermore, there was a decrease in purchase of property, plant and equipment due to less investments across our data center infrastructure operations, when compared to the same period last year.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	26

4.1.3. Cash Used in Financing Activities
For the year ended September 30, 2017, $1,183.0 million were used in financing activities while $666.3 million were used in the prior year.
The following table provides a summary of the generation and use of cash from financing activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	200,000	—	200,000
Net change in long-term debt	(180,920)	(182,651)	1,731
	19,080	(182,651)	201,731
Settlement of derivative financial instruments	—	(24,057)	24,057
Repayment of debt assumed in business acquisitions	(9,119)	—	(9,119)
Purchase of Class A subordinate voting shares held in trust	—	(21,795)	21,795
Resale of Class A subordinate voting shares held in trust	4,046	—	4,046
Purchase and cancellation of Class A subordinate voting shares	(1,246,664)	(527,286)	(719,378)
Issuance of Class A subordinate voting shares	49,671	89,485	(39,814)
Cash used in financing activities	(1,182,986)	(666,304)	(516,682)
For the year ended September 30, 2017, we used $180.9 million to reduce our outstanding long-term debt mainly driven by the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $113.6 million (US$85.0 million). In addition, we drew $200.0 million on the Company's unsecured committed revolving credit facility to purchase shares for cancellation under our NCIB.
We used $182.7 million to reduce our outstanding long-term debt during the same period last year, mainly driven by repayments on the term loan credit facility. In parallel with these 2016 repayments, the Company used $24.1 million to settle the associated cross currency swap contracts.
For the year ended September 30, 2017, $1,246.7 million was used to purchase for cancellation 19,929,268 Class A subordinate voting shares under the previous and current NCIB. For the year ended September 30, 2016, $527.3 million was used to purchase for cancellation 9,519,875 Class A subordinate voting shares.
Finally, for the year ended September 30, 2017, we received $49.7 million in proceeds from the exercise of stock options, compared to $89.5 million during the year ended September 30, 2016.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the year ended September 30, 2017, the effect of foreign exchange rate changes on cash and cash equivalents was an unfavourable impact of $14.0 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	27

4.2. CAPITAL RESOURCES

As at September 30, 2017	Available
In thousands of CAD
Cash and cash equivalents	165,872
Long-term investments	23,047
$1.5 billion unsecured committed revolving facility[1]	1,290,369
Total	1,479,288

[1]	Includes an amount of $200.0 million outstanding under our unsecured committed revolving credit facility and letters of credit in the aggregate amount of $9.6 million as at September 30, 2017.
Our cash position and bank lines are sufficient to support our growth strategy. As at September 30, 2017, cash and cash equivalents and long-term investments represented $188.9 million.
Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, rated "A" or higher.
The amount of capital available was $1,479.3 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2017, CGI was in compliance with these covenants.
Total debt decreased by $49.0 million to $1,862.0 million as at September 30, 2017, compared to $1,911.0 million as at September 30, 2016. The variance was mainly due to an unrealized gain of $69.5 million on foreign exchange translation offset by additional long-term debt for a net amount of $19.1 million.
As at September 30, 2017, CGI was showing a positive working capital2 of $161.5 million. The Company also had $1,290.4 million available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity. On November 7, 2017, the unsecured committed revolving facility was extended by one year to December 2022 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.
As at September 30, 2017, the cash and cash equivalents held by foreign subsidiaries were $126.4 million ($557.8 million as at September 30, 2016). The tax implications and impact related to its repatriation will not materially affect the Company's liquidity.

2    Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	28

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2017, the Company decreased its commitments by $75.7 million mainly due to the reduction of long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD
Long-term debt	1,835,200	109,006	383,022	840,128	503,044
Estimated interest on long-term debt	307,203	69,431	117,026	83,258	37,488
Finance lease obligations	29,794	13,408	12,701	3,685	—
Estimated interest on finance lease obligations	1,315	678	556	81	—
Operating leases
Rental of office space (excluding cost of services and taxes)	569,402	128,929	189,082	138,249	113,142
Computer equipment	8,955	6,373	1,589	993	—
Automobiles	78,418	39,533	35,394	3,491	—
Long-term service agreements and other	238,931	109,495	104,296	25,140	—
Total	3,069,218	476,853	843,666	1,095,025	653,674
Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $23.8 million for fiscal 2018 as described in note 16 of the audited consolidated financial statements.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 3 and 31 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	29

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2017	2016
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,749,374	1,333,323
Add back:
Cash and cash equivalents	165,872	596,529
Long-term investments	23,047	27,246
Fair value of foreign currency derivative financial instruments related to debt	(76,290)	(46,123)
Long-term debt including the current portion	1,862,003	1,910,975

Net debt to capitalization ratio	21.5%	15.8%
Return on equity	16.1%	17.2%
Return on invested capital	13.7%	14.2%
Days sales outstanding	47	44
We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy. The net debt to capitalization ratio increased to 21.5% in fiscal 2017 from 15.8% in fiscal 2016. The change in the net debt to capitalization ratio was mostly due to the decrease in cash and cash equivalents, following the investment in business acquisitions and the purchase for cancellation of Class A subordinate voting shares.
ROE is a measure of the return we are generating for our shareholders. ROE decreased to 16.1% in fiscal 2017 from 17.2% in fiscal 2016. The decrease was mainly due to lower net earnings, mainly the result of restructuring costs in Q4 2017.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio decreased to 13.7% in fiscal 2017 from 14.2% in fiscal 2016. The change in the ROIC was mainly the result of restructuring costs in Q4 2017.
DSO increased to 47 days at the end of fiscal 2017 when compared to 44 days in fiscal 2016. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
In the normal course of operations, CGI uses off-balance sheet financing for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10.9 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2017, we had committed a total of $30.3 million for these bonds. To the best of our knowledge, we

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	30

complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our audited consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our Build and Buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; purchasing for cancellation Class A subordinate voting shares and paying down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2018.
Strong and experienced leadership is essential to successfully implement our Company's strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience in the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, 82% of our members are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and CMMI certification programs.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	31

5.    Fourth Quarter Results (Unaudited)

5.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the quarter ended September 30, 2017 were $2.9 billion representing a book-to-bill ratio of 111.7%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and	62%	A.	Management of IT and		A.	U.S.	43%	A.	Government	46%
	renewals			business functions	51%	B.	France	14%	B.	MRD	19%
						C.	Nordics	12%	C.	Financial Services	16%
B.	New business	38%	B.	System integration and		D.	Canada	11%	D.	Communications
				consulting	49%	E.	ECS	11%		& utilities	12%
						F.	U.K.	8%	E.	Health	7%
						G.	Asia Pacific	1%
Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2017	Bookings for the year ended September 30, 2017	Book-to-bill ratio for the year ended September 30, 2017
Total CGI	2,912,909	11,284,444	104.1%

U.S.	1,260,623	3,862,364	123.8%
Nordics	330,994	1,723,831	103.4%
Canada	327,391	1,627,079	92.9%
France	418,337	1,668,325	104.6%
U.K.	228,882	1,131,449	79.9%
ECS	325,562	1,175,816	100.7%
Asia Pacific	21,120	95,580	74.1%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	32

5.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Average foreign exchange rates

For the three months ended September 30,	2017	2016	Change
U.S. dollar	1.2531	1.3054	(4.0%)
Euro	1.4728	1.4570	1.1%
Indian rupee	0.0195	0.0195	—%
British pound	1.6399	1.7135	(4.3%)
Swedish krona	0.1541	0.1532	0.6%
Australian dollar	0.9896	0.9901	(0.1%)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	33

5.3. REVENUE BY SEGMENT
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2017 and Q4 2016 periods. The Q4 2016 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the three months ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,608,099	2,582,429	25,670	1.0%
Variation prior to foreign currency impact	2.5%
Foreign currency impact	(1.5%)
Variation over previous period	1.0%

U.S.
Revenue prior to foreign currency impact	787,947	721,492	66,455	9.2%
Foreign currency impact	(32,521)
U.S. revenue	755,426	721,492	33,934	4.7%

Nordics
Revenue prior to foreign currency impact	346,405	358,580	(12,175)	(3.4%)
Foreign currency impact	2,370
Nordics revenue	348,775	358,580	(9,805)	(2.7%)

Canada
Revenue prior to foreign currency impact	397,540	387,044	10,496	2.7%
Foreign currency impact	(223)
Canada revenue	397,317	387,044	10,273	2.7%

France
Revenue prior to foreign currency impact	366,494	341,672	24,822	7.3%
Foreign currency impact	2,978
France revenue	369,472	341,672	27,800	8.1%

U.K.
Revenue prior to foreign currency impact	307,244	343,087	(35,843)	(10.4%)
Foreign currency impact	(13,069)
U.K. revenue	294,175	343,087	(48,912)	(14.3%)

ECS
Revenue prior to foreign currency impact	290,479	288,387	2,092	0.7%
Foreign currency impact	3,239
ECS revenue	293,718	288,387	5,331	1.8%

Asia Pacific
Revenue prior to foreign currency impact	151,119	142,167	8,952	6.3%
Foreign currency impact	(1,903)
Asia Pacific revenue	149,216	142,167	7,049	5.0%
We ended the fourth quarter of fiscal 2017 with revenue of $2,608.1 million, an increase of $25.7 million when compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $64.8 million or 2.5%. Foreign currency rate fluctuations unfavourably impacted our revenue by $39.1 million or 1.5%. The increase in revenue was primarily due to recent business acquisitions in the U.S. and higher work volume in the U.S. and France.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	34

5.3.1. U.S.
Revenue in our U.S. segment was $755.4 million in Q4 2017, an increase of $33.9 million or 4.7% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $66.5 million or 9.2%. The increase was driven by revenue associated with recent business acquisitions as well as growth in the US Federal and commercial markets, partly offset by lower work volumes in the state and local government market.
On a client geographic basis, the top two U.S. vertical markets were government and financial services, generating revenues of approximately $585 million for the current quarter.
5.3.2. Nordics
Revenue from our Nordics segment was $348.8 million in Q4 2017, a decrease of $9.8 million or 2.7% compared to the same period of fiscal 2016. On a constant currency basis, revenue decreased by $12.2 million or 3.4%. The decrease was due to the expiration of certain infrastructure outsourcing contracts and the decrease in work volume in Denmark and Sweden, partly offset by new and existing business in Finland, mainly within the financial services vertical market.
On a client geographic basis, the top two Nordics vertical markets were MRD and government, generating revenues of approximately $232 million for the current quarter.
5.3.3. Canada
Revenue in our Canada segment for Q4 2017 was $397.3 million, an increase of $10.3 million or 2.7% compared to the same period of fiscal 2016. The increase in revenue was mainly the result of new and existing business primarily within the financial services and government vertical markets, partly offset by the expiration of certain infrastructure outsourcing contracts and the increased use of our offshore global delivery centers in Asia Pacific.
On a client geographic basis, the top two Canada vertical markets were financial services and communication & utilities, generating revenues of approximately $273 million for the current quarter.
5.3.4. France
Revenue from our France segment was $369.5 million in Q4 2017 an increase of $27.8 million or 8.1% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $24.8 million or 7.3%. The increase in revenue was mostly due to new and existing business within the MRD vertical market as well as the increased work volume within the government and financial services vertical markets.
On a client geographic basis, the top two France vertical markets were MRD and financial services, generating revenues of approximately $248 million for the current quarter.
5.3.5. U.K.
Revenue from our U.K. segment was $294.2 million in Q4 2017, a decrease of $48.9 million or 14.3% compared to the same period of fiscal 2016. On a constant currency basis, revenue decreased by $35.8 million or 10.4%. The decrease in revenue was mainly due to projects completed in fiscal 2017 and the favourable impact of the sale of additional equipment in Q4 2016. This was partly offset by growth in the government and communication & utilities vertical markets.
On a client geographic basis, the top two U.K. vertical markets were government and communication & utilities, generating revenues of approximately $227 million for the current quarter.
5.3.6. ECS
Revenue from our ECS segment was $293.7 million in Q4 2017, an increase of $5.3 million or 1.8% when compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $2.1 million or 0.7%. The increase in revenue was mainly due to increased work volume across all geographies, with the exception of the Netherlands.
On a client geographic basis, the top two ECS vertical markets were MRD and communication & utilities, generating revenues of approximately $182 million for the current quarter.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	35

5.3.7. Asia Pacific
Revenue from our Asia Pacific segment was $149.2 million in Q4 2017, an increase of $7.0 million or 5.0% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $9.0 million or 6.3%. The increase in revenue was due to increased usage of our offshore delivery centers.
On a client geographic basis, the top two Asia Pacific vertical markets were communication & utilities and MRD, generating revenues of approximately $20 million for the current quarter.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	36

5.4. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentages
U.S.	111,010	128,494	(17,484)	(13.6%)
As a percentage of U.S. revenue	14.7%	17.8%

Nordics	40,795	43,784	(2,989)	(6.8%)
As a percentage of Nordics revenue	11.7%	12.2%

Canada	99,243	94,136	5,107	5.4%
As a percentage of Canada revenue	25.0%	24.3%

France	42,465	43,067	(602)	(1.4%)
As a percentage of France revenue	11.5%	12.6%

U.K.	38,572	28,698	9,874	34.4%
As a percentage of U.K. revenue	13.1%	8.4%

ECS	27,386	30,302	(2,916)	(9.6%)
As a percentage of ECS revenue	9.3%	10.5%

Asia Pacific	36,362	26,598	9,764	36.7%
As a percentage of Asia Pacific revenue	24.4%	18.7%

Adjusted EBIT	395,833	395,079	754	0.2%
Adjusted EBIT margin	15.2%	15.3%
Adjusted EBIT for the quarter was $395.8 million an increase of $0.8 million or 0.2% from Q4 2016, while the margin remained essentially stable at 15.2%.
5.4.1. U.S.
Adjusted EBIT in the U.S. segment was $111.0 million for Q4 2017, a decrease of $17.5 million year-over-year. Adjusted EBIT margin decreased to 14.7% from 17.8% mainly the result of a positive impact from additional research and development tax credits in Q4 2016 and to an adjustment to performance based compensation accruals in Q4 2017. This was partly offset by improved utilization.
5.4.2. Nordics
Adjusted EBIT in the Nordics segment was $40.8 million for Q4 2017, a decrease of $3.0 million year-over-year. Adjusted EBIT margin decreased to 11.7% from 12.2%. The decrease was mainly due to certain project challenges in Denmark and to the timing of the winding down of remaining fixed costs following the expiration of several infrastructure outsourcing contracts . This was partly offset by a decrease in amortization of client relationships.
5.4.3. Canada
Adjusted EBIT in the Canada segment was $99.2 million for Q4 2017, an increase of $5.1 million year-over-year while adjusted EBIT margin increased to 25.0% from 24.3%. The increase in adjusted EBIT margin was mainly driven by improved utilization and a better mix of profitable revenue, partly offset by the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts, combined with the costs associated to ramping up of new outsourcing contracts.
5.4.4. France
Adjusted EBIT in the France segment was $42.5 million for Q4 2017, a decrease of $0.6 million while adjusted EBIT margin decreased to 11.5% from 12.6%. The decrease was mainly the result of one less billable day.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	37

5.4.5. U.K.
Adjusted EBIT in the U.K. segment was $38.6 million for Q4 2017, an increase of $9.9 million year-over-year. Adjusted EBIT margin increased to 13.1% from 8.4%. The increase in adjusted EBIT margin was mainly the result of a provision taken on a client contract in Q4 2016 and of an improved cost structure.
5.4.6. ECS
Adjusted EBIT in the ECS segment was $27.4 million for Q4 2017, a decrease of $2.9 million year-over-year, while the adjusted EBIT margin decreased to 9.3% from 10.5%. The change in margin was mainly due to lower work volume and projects completed in the Netherlands, which impacted our utilization.
5.4.7. Asia Pacific
Adjusted EBIT in the Asia Pacific segment was $36.4 million for Q4 2017, an increase of $9.8 million year-over-year, while the margin increased to 24.4% from 18.7%. This change was mostly due to a reduction in performance based compensation accruals in Q4 2017 and, to a lesser extent, improved utilization and cost structure in Australia.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	38

5.5. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentage and shares data
Adjusted EBIT	395,833	395,079	754	0.2%
Minus the following items:
Acquisition-related and integration costs	2,980	—	2,980	—%
Restructuring costs	88,628	—	88,628	—%
Net finance costs	16,575	17,623	(1,048)	(5.9%)
Earnings before income taxes	287,650	377,456	(89,806)	(23.8%)
Income tax expense	79,188	103,021	(23,833)	(23.1%)
Effective tax rate	27.5%	27.3%

Net earnings	208,462	274,435	(65,973)	(24.0%)
Margin	8.0%	10.6%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	292,708,617	303,203,548		(3.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	297,581,974	309,569,738		(3.9%)

Earnings per share (in dollars)
Basic EPS	0.71	0.91	(0.20)	(22.0%)
Diluted EPS	0.70	0.89	(0.19)	(21.3%)
For the current quarter, the decrease in earnings before income taxes was mainly due to the $88.6 million of restructuring costs incurred in Q4 2017.
In Q4 2017, the income tax expense was $79.2 million, a decrease of $23.8 million compared to $103.0 million in Q4 2016, while our effective income tax rate increased from 27.3% to 27.5%. When excluding the tax effects from the acquisition-related and integration costs and restructuring costs incurred, the income tax rate would have been 27.3% in Q4 2017 as presented in the table in section 5.5.1.
During the quarter, 8,965,568 Class A subordinate voting shares were purchased for cancellation while 216,383 stock options were exercised.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	39

5.5.1. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs as well as restructuring costs :

For the three months ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	287,650	377,456	(89,806)	(23.8%)
Add back:
Acquisition-related and integration costs	2,980	—	2,980	—%
Restructuring costs	88,628	—	88,628	—%
Earnings before income taxes excluding specific items	379,258	377,456	1,802	0.5%

Income tax expense	79,188	103,021	(23,833)	(23.1%)
Add back:
Tax deduction on acquisition-related and integration costs	1,057	—	1,057	—%
Tax deduction on restructuring	23,292	—	23,292	—%
Income tax expense excluding specific items	103,537	103,021	516	0.5%
Effective tax rate excluding specific items	27.3%	27.3%

Net earnings excluding specific items	275,721	274,435	1,286	0.5%
Net earnings excluding specific items margin	10.6%	10.6%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	292,708,617	303,203,548		(3.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	297,581,974	309,569,738		(3.9%)

Earnings per share excluding specific items (in dollars)

Basic EPS	0.94	0.91	0.03	3.3%
Diluted EPS	0.93	0.89	0.04	4.5%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	40

5.6. CONSOLIDATED STATEMENTS OF CASH FLOWS
As at September 30, 2017, cash and cash equivalents were $165.9 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2017 and 2016.

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Cash provided by operating activities	352,077	401,806	(49,729)
Cash used in investing activities	(98,121)	(101,300)	3,179
Cash used in financing activities	(373,896)	(1,473)	(372,423)
Effect of foreign exchange rate changes on cash and cash equivalents	(17,125)	13,815	(30,940)
Net (decrease) increase in cash and cash equivalents	(137,065)	312,848	(449,913)
5.6.1. Cash Provided by Operating Activities
For Q4 2017, cash provided by operating activities was $352.1 million compared to $401.8 million in Q4 2016, or 13.5% of revenue compared to 15.6% last year.
The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Net earnings	208,462	274,435	(65,973)
Amortization and depreciation	100,210	98,385	1,825
Other adjustments [1]	12,910	41,896	(28,986)
Cash flow from operating activities before net change in non-cash working capital items	321,582	414,716	(93,134)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	19,879	49,524	(29,645)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(9,282)	(118,621)	109,339
Other [2]	19,898	56,187	(36,289)
Net change in non-cash working capital items	30,495	(12,910)	43,405
Cash provided by operating activities	352,077	401,806	(49,729)

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange gain and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
For the three months ended September 30, 2017, the $30.5 million of net change in non-cash working capital items was mostly due to the net decrease in prepaid expenses and other assets mostly due to the timing of payments for maintenance services.
The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	41

5.6.2. Cash Used in Investing Activities
For Q4 2017, $98.1 million was used in investing activities while $101.3 million was used in the prior year.
The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Business acquisitions	(32,799)	—	(32,799)
Proceeds from sale of property, plant & equipment	—	980	(980)
Purchase of property, plant and equipment	(29,219)	(41,578)	12,359
Additions to contract costs	(22,509)	(29,327)	6,818
Additions to intangible assets	(22,969)	(28,802)	5,833
Net proceeds (purchase) of long-term investments	9,375	(2,573)	11,948
Cash used in investing activities	(98,121)	(101,300)	3,179
The decrease of $3.2 million in cash used in investing activities during Q4 2017 was mainly due to less investments in the purchase of property, plant and equipment, more specifically in server data storage, networking and computer equipment in our global delivery centers, as well as the net proceeds in long-term investments. In addition, there were less investments in contract costs and intangible assets, all of which was partly offset by business acquisitions in the U.S in Q4 2017.

5.6.3. Cash Used in Financing Activities

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	200,000	—	200,000
Net change in long-term debt	(14,171)	(16,718)	2,547
	185,829	(16,718)	202,547
Repayment of debt assumed in business acquisition	(222)	—	(222)
Purchase and cancellation of Class A subordinate voting shares	(563,574)	—	(563,574)
Issuance of Class A subordinate voting shares	4,071	15,245	(11,174)
Cash used in financing activities	(373,896)	(1,473)	(372,423)
During Q4 2017, we drew $200.0 million on the Company's unsecured committed revolving credit facility to purchase shares for cancellation under our NCIB. In addition, an amount of $14.2 million was used to reduce our outstanding long-term debt while, for the same period last year, $16.7 million was used.
During Q4 2017, we used $563.6 million to purchase Class A subordinate voting shares for cancellation under the NCIB. For the same period last year, we did not purchase Class A subordinate voting shares for cancellation under the NCIB.
In Q4 2017, we received $4.1 million in proceeds from the exercise of stock options, compared to $15.2 million during the same period last year.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	42

6.    Eight Quarter Summary (Unaudited)

As at and for the three months ended,	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015
In millions of CAD unless otherwise noted
Growth
Revenue	2,608.1	2,836.8	2,724.4	2,675.7	2,582.4	2,667.1	2,750.0	2,683.7
Year-over-year revenue growth	1.0%	6.4%	(0.9%)	(0.3%)	(0.1%)	4.2%	5.7%	5.6%
Constant currency year-over-year revenue growth	2.5%	5.2%	5.6%	3.7%	2.8%	0.6%	(1.0%)	(1.8%)
Backlog	20,813	20,800	20,968	20,975	20,893	20,614	20,705	21,505
Bookings	2,913	2,675	2,735	2,962	2,858	2,940	2,734	3,199
Book-to-bill ratio	111.7%	94.3%	100.4%	110.7%	110.7%	110.2%	99.4%	119.2%
Book-to-bill ratio trailing twelve months	104.1%	103.8%	107.9%	107.7%	109.8%	109.8%	104.1%	101.0%
Profitability
Adjusted EBIT	395.8	399.1	395.1	396.7	395.1	390.5	390.6	384.1
Adjusted EBIT margin	15.2%	14.1%	14.5%	14.8%	15.3%	14.6%	14.2%	14.3%
Net earnings	208.5	276.6	274.4	275.7	274.4	273.8	282.7	237.7
Net earnings margin	8.0%	9.8%	10.1%	10.3%	10.6%	10.3%	10.3%	8.9%
Diluted EPS (in dollars)	0.70	0.92	0.90	0.89	0.89	0.89	0.90	0.75
Net earnings excluding specific items	275.7	278.5	275.2	277.6	274.4	273.8	268.3	264.9
Net earnings margin excluding specific items	10.6%	9.8%	10.1%	10.4%	10.6%	10.3%	9.8%	9.9%
Diluted EPS excluding specific items (in dollars)	0.93	0.93	0.91	0.90	0.89	0.89	0.86	0.84
Liquidity
Cash provided by operating activities	352.1	290.6	366.2	349.7	401.8	351.7	251.4	328.2
As a % of revenue	13.5%	10.2%	13.4%	13.1%	15.6%	13.2%	9.1%	12.2%
Days sales outstanding	47	45	42	44	44	45	41	44
Capital structure
Net debt	1,749.4	1,449.8	1,493.7	1,491.7	1,333.3	1,648.7	1,926.7	1,573.7
Net debt to capitalization ratio	21.5%	17.2%	18.2%	18.2%	15.8%	20.5%	23.8%	18.3%
Return on equity	16.1%	17.2%	17.5%	17.7%	17.2%	16.9%	16.9%	16.9%
Return on invested capital	13.7%	14.6%	14.7%	14.6%	14.2%	13.8%	13.8%	13.8%
Balance sheet
Cash and cash equivalents, and short-term investments	165.9	302.9	282.0	313.9	596.5	283.7	168.9	552.4
Total assets	11,396.2	11,832.6	11,526.0	11,535.9	11,693.3	11,434.0	11,417.9	12,130.3
Long-term financial liabilities	1,821.9	1,725.3	1,747.0	1,760.9	1,765.4	1,764.5	1,928.5	1,822.1
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including business process services contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.
In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	43

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	44

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2017 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to changes, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosure about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The amendments to IAS 7 are effective on October 1, 2017 for the Company and the additional disclosures will be provided in the Company's 2018 annual audited consolidated financial statements.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
The standard will be effective on October 1, 2018 for the Company. Accordingly, IFRS 15 will be applied in the Company's interim consolidated financial statements for the three months ended December 31, 2018. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented, or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.
In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed impact assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.
The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15. The Company is progressing through the second phase of the conversion plan which encompasses a detailed impact assessment of the differences identified. Generally, the Company expects that revenue from outsourcing, business process services and system integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. The Company is in the process of evaluating the impact of the standard on its revenue recognition from software licenses and the additional disclosure requirements.
The remaining two phases, design and implementation are being conducted concurrently up until the effective date. The impacts on the other key elements such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan will be assessed during those phases.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	45

The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. Accordingly, IFRS 9 will be applied in the interim consolidated financial statements for the three months ended December 31, 2018.
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The standard introduces a new impairment model, which allows the use of a simplified approach, and a new hedge accounting model that is more closely aligned with risk-management activities.
The Company has performed a high-level review of the differences between IAS 39 and IFRS 9. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its audited consolidated financial statements.
IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 22, Foreign Currency Transactions and Advance Consideration, to clarify the transaction date for the purpose of determining the exchange rate to use on initial recognition of the related transactions when the Company has received or paid in advance consideration in a foreign currency. This interpretation will be effective on October 1, 2018 for the Company, with earlier application permitted. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its audited consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other lease related Interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expense.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	46

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2017. Certain of these accounting policies, listed below, require management to make accounting estimates and judgement that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Litigation and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.
Revenue recognition
Relative selling price
If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.
System integration and consulting services under fixed-fee arrangements
Revenue from system integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour hours or labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, estimated losses on revenue-generating contracts is accounted for as described below.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	47

Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.
In addition, CGI’s Engagement Assessment Services (EAS) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that have a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (WACC) and actual financial performance compared to planned performance.
The recoverable amount of each segment has been determined based on its value in use (VIU) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of the audited consolidated financial statements for the fiscal year ended September 30, 2017. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2017, the fair value of each segment represents between 185% and 345% of its carrying value.
Business combinations
Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.
Additionally, judgement is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill.
Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, not exceeding one year. All other subsequent changes are recorded in our audited consolidated statement of earnings.
Income taxes
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	48

the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.
Litigation and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	49

9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.
CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.
The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange ("NYSE") and the U.S. Securities and Exchange Commission. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor's performance assessment, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor's examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor's performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2017. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2017	Page	50

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
10.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. Clients may decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements in a downturn, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.
10.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company's ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company's competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

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10.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.
Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.
If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company's financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and products; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI's agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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Taxes and tax credit programs
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Such determinations may become final and binding on the Company. Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Benefits obtained from government sponsored programs
We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our net earnings and cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog or orders. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts, which can be based on a client's bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.
Risks related to teaming agreements and subcontracts
We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.
Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk
We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each

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such U.S. federal government and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Data protection and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company faces risk inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those

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risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.
Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. Our business could be negatively impacted by these physical and cybersecurity threats, which could affect our future sales and financial position or increase our costs and expenses. These security risks to the Company, which are managed by the Company's Chief Security Officer, include potential attacks not only of our own products, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by investing in data privacy controls, threat protections, detection and mitigation policies, procedures and controls, and working with industry and government against cybersecurity threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that we can detect or prevent all of these threats. As the cybersecurity landscape evolves, the Company may also find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of these aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

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Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.
10.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Executive Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
H3G 1T4
Canada

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